Filed by Champion International Corporation
                      pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant Rule 14a-12 of the
                                            Securities Exchange Act of 1934
                                                 Commission File No: 1-3053
                       Subject Company:  Champion International Corporation


  On February 17, 2000, Champion International Corporation and UPM-Kymmene
              Corporation issued the following press release:

              UPM-KYMMENE AND CHAMPION INTERNATIONAL AGREE TO
               EUR 20 BILLION ($20 BILLION) MERGER CREATING A
                   PREMIER GLOBAL FOREST PRODUCTS COMPANY


     CHAMPION SHAREHOLDERS TO RECEIVE 1.99 UPM-KYMMENE SHARES FOR EACH
                              CHAMPION SHARE


 Helsinki, Finland and Stamford, Connecticut, (February 17, 2000) u UPM-Kymmene Corporation (Helsinki Stock Exchange: UPM1V; NYSE: UPM) and Champion International Corporation (NYSE: CHA) today announced that their boards of directors have approved a definitive merger agreement that would create a premier global paper and forest products company. The combined enterprise value is approximately EUR 20.5 billion ($20.2 billion) [EUR
 15.5 billion ($15.3 billion) in equity; EUR 5.0 billion ($4.9 billion) in net debt] and represents the industry's first substantial cross-Atlantic merger.

 Under the terms of the merger agreement, UPM-Kymmene will exchange 1.99 ordinary shares of UPM-Kymmene for each outstanding share of Champion common stock. Champion's shareholders may elect to receive either UPM-Kymmene ADRs or ordinary shares. The transaction values Champion's total equity at approximately EUR 6.6 billion ($6.5 billion), based on UPM-Kymmene's February 16 closing price of EUR 33.80 ($33.33). The exchange ratio of 1.99 represents a premium to Champion shareholders of approximately 30% over the average ratio of the two stocks during the past month. The transaction will be accounted for as a pooling of interests and is expected to be accretive to both companies' earnings per share in the first full year after closing.

 The combined company will be called Champion International and will be symbolized by UPM-Kymmene's logo, the Griffin. The company headquarters will be located in Helsinki, Finland.

 The combined company will have a well-balanced business portfolio with production plants in 17 countries and extensive sales and distribution facilities on five continents to better serve both local and global customers. In addition, the combined company will have the responsibility for the sustainable management of 6.4 million hectares (15.8 million acres) of forestlands worldwide. The combined company would have total revenues of approximately EUR 13 billion ($14 billion) and a total papermaking capacity of approximately 12.1 million metric tons per year, based on reported 1999 figures. UPM-Kymmene and Champion together have approximately 49,000 employees.

 The companies anticipate that they will achieve approximately EUR 330 million ($325 million) in synergies per year by 2002 and onwards from a combination of process optimization resulting in lower operating costs; reductions in logistical and purchasing costs; implementation of world-class marketing practices; internal pulp utilization; and sales and administrative cost reductions.

 UPM-Kymmene is one of the leading manufacturers of printing papers, including magazine paper, newsprint, and fine paper, as well as converting materials and wood products. UPM-Kymmene employs 31,000 people around the globe. Champion's major businesses include coated papers; uncoated freesheet papers; paper distribution; northern softwood and hardwood pulps; forestlands; and wood products. Champion International employs 18,000 people.

 Juha Niemela, president and chief executive officer of UPM-Kymmene Corporation, said, "We are delighted with today's announcement. We are convinced that this decision will serve the needs of our customers, shareholders and personnel in the best possible way. This merger solidifies UPM-Kymmene's position in the top tier of global paper and forest products companies. By combining two world-class organizations, we are creating an outstanding platform to create shareholder value as we build and capitalize upon Champion's and UPM-Kymmene's leadership positions in paper and forest products worldwide. UPM-Kymmene is a leader in the forest industry in Europe, and Champion has leadership positions in North America and Brazil. We expect this geographic diversification to fortify our strong position in the magazine and fine papers businesses and to moderate the traditional cyclicality in our earnings base. Importantly, the combined company will have all the necessary financial strength to pursue a whole range of growth opportunities in our industry.

 "We are committed to providing a superior return to our shareholders. Our complementary product lines will provide enhanced profit opportunities through, among other things, access to both short and long fiber, improved pulp balance and low cost pulp supply. In addition, Champion and UPM-Kymmene together should be able to realize substantial operational and marketing benefits, which we expect to further enhance profitability. Furthermore, the combined company will be committed to continuous improvement in all its operations in order to maximize efficiency and long-term profitability," Mr. Niemela added.

 Richard E. Olson, chairman and chief executive officer of Champion International, said, "We are very excited about this combination. With this merger, we immediately achieve the scale and market presence required to succeed in a global economy. This merger is the perfect fit for our Company. Our shareholders will receive a premium for their shares and the opportunity to own stock in a premier global company with substantial growth potential. Our employees will benefit from being part of an organization with leadership positions around the globe. The combined talents of UPM-Kymmene and Champion employees will make us not just bigger, but better. We both share a history of commitment to our employees, to the communities in which we operate, to sustainable forest management and to the environment.

 Mr. Niemela added, "We intend to be the supplier of choice for our customers by providing the quality of products and services that they value, and we expect to set the standard for excellence in this industry."

 BOARD OF DIRECTORS

 Six members of Champion's board of directors, including Mr. Richard E. Olson, chairman and chief executive officer, and Mr. Kenwood C. Nichols, vice chairman and executive officer, will be invited to join the board of directors of UPM-Kymmene, which presently has ten members.


 MANAGEMENT TEAM

 Mr. Juha Niemela, president and chief executive officer of UPM-Kymmene, will be the chief executive officer of the combined company. In addition to Mr. Niemela, the members of the management team will include: senior executive vice president Martin Granholm, senior executive vice president Richard E. Olson, executive vice president Kenwood C. Nichols, senior vice president Michael P. Corey, senior vice president Jan-Henrik Kulp, senior vice president Heikki Sara and senior vice president Kari Toikka. The management team also includes the following divisional presidents: group senior vice president Pentti Arvela, group senior vice president Ismo Lepola, group senior vice president Matti J. Lindahl, group senior vice president Pentti Kallio and group senior vice president Kari Makkonen.

 TIMING AND APPROVALS

 The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and regulatory approvals in various jurisdictions. The companies anticipate that the merger can be completed during the first half of the year 2000.

 Chase Securities Inc. acted as financial advisor and White & Case LLP acted as legal counsel to UPM-Kymmene. Goldman Sachs & Co. acted as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to Champion.

 ABOUT UPM-KYMMENE

 UPM-Kymmene Group, which is based in Helsinki, Finland, is one of the world's largest forest product companies and paper producers with annual sales in 1999 of EUR 8.3 billion ($8.8 billion). The company's product range covers printing papers, converting materials and wood products. The company has production plants in 15 countries and an extensive sales network.

 ABOUT CHAMPION INTERNATIONAL

 Champion International Corporation is an integrated forest products company with significant operations in the United States, Canada and Brazil. The company had sales in 1999 of $5.3 billion (EUR 5.0 billion). Champion is a major producer and distributor of coated and uncoated papers. The company's other products include market pulp, lumber and plywood, and selected paper for packaging. Champion has the responsibility for the sustainable management of approximately eleven million acres of forestlands supporting its manufacturing facilities.

 This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

 Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commissions website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, EtelAEesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

 Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.


                                  #  #  #


 CONTACTS FOR UPM-KYMMENE:       CONTACTS FOR CHAMPION INTERNATIONAL:

 For Media:                           For Media:
 Markku Franssila                     Gael Doar
 + 358-204-15-0021                    1-203-358-7900
 markku.franssila@upm-kymmene.com     doarg@champint.com

 For Investors:                       For Investors:
 Olavi Kauppila                       Tom Hart
 + 358-204-15-0658                    1-203-358-7291
 olavi.kauppila@upm-kymmene.com       harttb@champint.com
 For U.S. investors: 1-877-487-2349




                             *    *     *     *

 The following is a script used in connection with a teleconference with investors and analysts on February 14, 2000:

                 UPM-KYMMENE GROUP / CHAMPION INTERNATIONAL
                           TELECONFERENCE SCRIPT
       THURSDAY 17, 2000 - 3:30PM TO 4:30PM FT (8:30AM TO 9:30AM NYT)

 OLAVI KAUPPILA, VP, INVESTOR RELATIONS, UPM-KYMMENE

 Thank you, Operator. Before we begin this call we would like to remind everyone that the teleconference contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. For further details, please see the companies' 10K, 10Q and other filings with the SEC. With that out of the way, let me introduce to you Mr. Juha Niemela, president and chief executive officer of UPM-Kymmene. Juha

 JUHA NIEMELAE:

 Thank you, Olavi. Welcome to our conference call. We appreciate your being with us today. With me in Helsinki is Richard Olson, chairman and chief executive officer of Champion International, Jan-Henrik Kulp, Senior Vice President and Chief Financial Officer and Mike Corey, Senior Vice President and Kari Toikka, Senior VP, Investor Relations.

 Today we announced that our two companies have entered into a definitive merger agreement that would create a premier global paper and forest products company.

 Since we have on the telephone members from both the European and the American financial communities, some of whom may know one company but not the other, let me tell you something about why this is such a powerful combination.

 First of all, UPM-Kymmene is one of Europe's largest forest product and paper companies. We manufacture printing papers, including magazine paper, newsprint, and fine paper, as well as converting materials and wood products. UPM-Kymmene has a strong market position in the North America in magazine papers and is fully integrated in pulp and almost self sufficient in energy. Champion International has leadership positions in North America and Brazil. Its major businesses include coated and uncoated papers; paper distribution; northern softwood and hardwood pulps; timberlands; and wood products.

 The combined company will be called Champion International and its logo will be UPM-Kymmene's Griffin. The headquarters will be in Helsinki.

 Together, we will have total revenues of euros between 13 and 14 billion and will have around 49,000 employees. Total papermaking capacity is approximately 12.1 million metric tons per year. UPM-Kymmene and Champion, together, will have a global well-balanced complimentary business portfolio and mass to compete in global business. Production plants in 17 countries and extensive sales and distribution facilities on five continents serve better both local and global customers. We expect this geographic diversification to fortify our strong position in the magazine and fine papers businesses and to moderate the traditional cyclicality in our earnings base. In addition, the combined company will have the responsibility for the sustainable management of over 6.4 million hectares (15.8 million acres) of forestlands worldwide. All these factors together make the new company poised for continued growth.

 We are committed to providing a superior return. It will come from accretion and UPM-Kymmene's higher dividends to our shareholders. Our two world-class organizations will create an outstanding platform to do just that. Our complementary product lines will provide enhanced profit opportunities through, among other things, access to both short and long fiber, improved pulp balance and low cost pulp supply.

 In addition, we expect to realize substantial operational and marketing benefits. Our combined company will be committed to continuous improvement in all its operations in order to maximize efficiency and long-term profitability.

 Under the terms of our merger agreement, UPM-Kymmene will exchange 1.99 ordinary shares for each share of Champion common stock. The transaction values Champion's total equity at approximately EUR 6.6 billion, or $6.5 billion, based on UPM-Kymmene's February 16 closing price of EUR 33.80 ($33.33). The exchange ratio of 1.99 represents a premium to Champion shareholders of approximately 30% over the average ratio of the two stocks during the past month. The transaction will be accounted for as a pooling of interests and is expected to be accretive to both companies' earnings per share in the first full year after closing.

 We anticipate that we will achieve approximately EUR 330, or $325 million, in annual synergies by 2002 from a combination of process optimization resulting in lower operating costs; reductions in logistical and purchasing costs; implementation of world-class marketing practices; and internal pulp utilization; and sales and administrative cost reductions.

 The combined company will have a total market value of approximately EUR
 20.5 billion ($20.2 billion) [EUR 15.5 billion ($15.3 billion) in equity; EUR 5.0 billion ($4.9 billion) in debt] giving us all the necessary financial strength to pursue a whole range of growth opportunities in our industry.

 The Board of Directors and Executive Management will be committed to the highest international standards of excellence in business practises, environmental issues and treatment of people.

 I will serve as chief executive officer of our company and Richard Olson, will be senior executive vice president. The other member of our management team are outlined in our press release. Six directors from Champion will be invited to join UPM-Kymmene's Board, including Mr. Olson and Mr. Nichols, Champion's vice chairman and executive officer, and four independent directors.

 Now, I'd like to turn the call over to Richard Olson so that he can share his thoughts on today's announcement.

 RICHARD OLSON:


 Thank you, Juha.


 We at Champion share Juha's excitement about this combination. This merger is simply the perfect fit for our Company. We immediately achieve a scale and the market presence to succeed in a global economy. Our shareholders will receive a premium for their shares and the opportunity to own stock in a premier global company with substantial growth potential. Together, we intend to be the supplier of choice for our customers by providing the quality of products and services they value. We expect to set the standard for excellence in this industry.

 Our employees will benefit from being part of an organization with leadership positions around the globe. The combined talents of UPM-Kymmene and Champion employees will make us not just bigger, but better. Both companies share a history of commitment to employees, the communities in which we operate, to sustainable forest management and to the environment. The merger is conditioned upon, among other things, the approvals of the shareholders of both companies, and regulatory approvals in various jurisdictions. The companies anticipate that the merger can be completed during the first half of this year.

 In summary, this merger puts us in the top tier of global paper and forest products companies and positions us for profitable growth in a consolidating industry.

 JUHA NIEMELAE:

 Thanks, Dick.  Now, Operator, we would be pleased to take some questions.

                               [Q&A SESSION]